UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number:  001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐   Form 20-F           ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: October 20, 2020	By:	/s/ François Desjardins
Name: François Desjardins Title: Vice President, Finance

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Underwriting Agreement, dated October 19, 2020.
99.2	Press Release, dated October 19, 2020, BELLUS Health Announces Pricing of $35 Million Public Offering in Canada and the United States.

Exhibit 99.1 of this report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-235637).